UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34053 / October 20, 2020

_____

In the Matter of)

DEUTSCHE BANK AG)
Taunusanlage 12)
60325 Frankfurt am Main, Germany)

DWS INVESTMENT MANAGEMENT AMERICAS, INC.)
875 Third Avenue)
New York, NY 10022)

DWS INTERNATIONAL GMBH)
Mainzer Landstrasse 11-17)
60329 Frankfurt am Main, Germany)

DWS INVESTMENTS AUSTRALIA LIMITED)
Deutsche Bank Place, Level 16)
CNR Hunter and Phillip Streets)
Sydney, NSW 2000)

RREEF AMERICA L.L.C.)
222 South Riverside Plaza)
Chicago, IL 60606)

DWS ALTERNATIVES GLOBAL LIMITED)
30 Fenchurch Avenue)
The Willis Building)
London, United Kingdom EC3M 5AD)

DBX ADVISORS LLC)
875 Third Avenue)
New York, NY 10022)
EC4R 9AT)

)

DWS DISTRIBUTORS, INC.   )
222 South Riverside Plaza   )
Chicago, IL 60606   )
)
)
HARVEST GLOBAL INVESTMENTS LIMITED   )
31/F One Exchange Square   )
8 Connaught Place   )
Central, Hong Kong   )
)
DWS INVESTMENTS HONG KONG LIMITED   )
52/F International Commerce Centre 1   )
Austin Road West, Kowloon   )
Hong Kong   )
)
)
(812-15163)   )
_____)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

DWS Investment Management Americas, Inc., DWS International GmbH, DWS Investments Australia Limited, RREEF America L.L.C., DWS Alternatives Global Limited, DBX Advisors LLC, DWS Distributors, Inc., Harvest Global Investments Limited and DWS Investments Hong Kong Limited (collectively, the "Fund Servicing Applicants") and Deutsche Bank AG (together with the Fund Servicing Applicants, the "Applicants") filed an application on September 24, 2020, and an amended application on September 24, 2020, requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Applicants and any existing company of which Deutsche Bank AG is an affiliated person (within the meaning of section 2(a)(3) of the Act) and any other company of which Deutsche Bank AG may become an affiliated person in the future (together with the Fund Servicing Applicants, the "Covered Persons") from section 9(a) of the Act with respect to an injunction entered on June 17, 2020, by the United States District Court for the Southern District of New York.

On September 24, 2020, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Applicants and any other Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 34025) from June 17, 2020 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Deutsche Bank AG, *et al*. (File No. 812-15163), as amended, that the Applicants and any other Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the injunction, described in the application, entered by the United States District Court for the Southern District of New York on June 17, 2020.

By the Commission.

J. Matthew DeLesDernier
Assistant Secretary